EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2007	2006	2005	2004	2003
EARNINGS
Pretax income	$255,626	$274,808	$231,126	$197,342	$108,333
Add: Distributed Income from affiliates	8,435	9,496	6,766	7,114	11,327
Add: Fixed charges	79,950	68,669	67,568	60,865	65,732
Amortization of capitalized interest	2,245	2,115	1,911	1,868	1,868

Total Earnings	346,256	355,088	307,371	267,189	187,260
Less: Capitalized interest	(2,916)	(2,666)	(2,042)	(1,535)	(2,000)

Adjusted Earnings	$343,340	$352,422	$305,329	$265,654	$185,260

FIXED CHARGES
Interest expense	$61,440	$51,952	$51,559	$47,463	$52,399
Capitalized interest	2,916	2,666	2,042	1,535	2,000
Portion of rents representative of the interest factor	15,594	14,051	13,967	11,867	11,333

Total Fixed Charges	$79,950	$68,669	$67,568	$60,865	$65,732

Ratio of Earnings to Fixed Charges	4.29	5.13	4.52	4.36	2.82